THURSDAY APRIL 13, 5:47 PM EASTERN TIME

COMPANY PRESS RELEASE

SIMPLAYER.COM HIRES CHIEF FINANCIAL OFFICER PAULA BUTLER IS NEW ADDITION TO EXECUTIVE STAFF

STONEHAM, Mass.--(BUSINESS WIRE)--April 13, 2000--SimPlayer.com
(Nasdaq/SCM:SMPL), developer of immersive, interactive applications for the sports market, today announced the appointment of Paula S. Butler as Chief Financial Officer and Vice President of Finance to its executive staff.

Previously, at J.P. Morgan & Company, Ms. Butler served as a Vice President in the Investment Banking Division and the Senior Banker for Fortune 500 companies handling mergers and acquisitions, initial public offerings and corporate finance matters. Prior to J.P. Morgan, Ms. Butler was a District Vice President at Chase Manhattan Bank's corporate finance division.

"Paula's strong knowledge of finance coupled with her Wall Street experience will be an important asset to SimPlayer.com as we continue the implementation of our business plan," said Yoel Givol, President of SimPlayer.com.

About SimPlayer.com

In 1999, SimPlayer.com (Nasdaq/SCM: SMPL) began to develop a new business surrounding its proprietary web-based technology - SimPlayer. This technology can enable its users to instantly request and visualize information in dynamic and stimulating ways. SimPlayer.com's first applications of this technology involve sports on the Internet through a destination site which is located at eSportsPlus.com. For more information, visit http://www.simplayer.com.

Statement under the Private Securities Litigation Reform Act Certain of the above statements are forward-looking statements, and as such involve risks and uncertainties, many of which are beyond the Company's control. These include, but are not limited to anticipated contributions of new staff members, performance, features and effects of products and Web sites currently under development, and potential applications of the SimPlayer technology. Many of such risks are detailed in the Company's filings with the SEC including its Annual Report on Form 20-F, which can be viewed on the Company's Web site. Actual results may differ materially from the Company's expectations.

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CONTACT:
     PAN Communications
     Alex Sutton, 978/474-1900
     asutton@pancomm.com

      or

     SimPlayer.com, Inc.
     Carolyn Prono, 781/481-9120 x 2102
     carolyn@simplayer.com